Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Science Strategic Acquisition Corp. Alpha (“the Company”) on Amendment No. 1 to Form S-1, File No. 333-251987, of our report dated November 5, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Science Strategic Acquisition Corp. Alpha as of October 30, 2020 and for the period from October 22, 2020 (inception) through October 30, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

January 20, 2021